                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                Schedule 13D

                  Under the Securities Exchange Act of 1934
                          (Amendment No. ________)*

                             Dynamic Homes, Inc.
                      --------------------------------
                              (Name of Issuer)

                         Common Stock $.10 par value
                      --------------------------------
                       (Title of Class of Securities)

                                  267876100
                      --------------------------------
                               (CUSIP Number)

                       Lance G. Morgan, P.O. Box 390,
                    One St. Augustine Drive, Highway 77,
           Winnebago, Nebraska 68071 -- Telephone: (402) 878-2809

           -------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              November 20, 1997
                      --------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages
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                                                             Page 2 of 6 pages

                                SCHEDULE 13D
                                ------------

CUSIP No.  267876100
          ---------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  HCI Investment Company

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) [ ]
                                                (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                             [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION Corporation organized under the Business Corporation Code of the Winnebago Tribe of Nebraska.

                             7.  SOLE VOTING POWER  130,000
        NUMBER OF
         SHARES
      BENEFICIALLY           8.  SHARED VOTING POWER  -0-
         OWNED BY
          EACH
       REPORTING             9.  SOLE DISPOSITIVE POWER  130,000
         PERSON
          WITH
                            10.  SHARED DISPOSITIVE POWER  -0-


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  130,000


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  5.8%


14.  TYPE OF REPORTING PERSON*  CO


                    *SEE INSTRUCTION BEFORE FILLING OUT!
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                                                             Page 3 of 6 pages

Item 1.   Security and Issuer
          -------------------

    The title of the class of equity securities to which this statement relates is Common Stock, $.10 par value. The name and address of the principal executive offices of the issuer of such securities is Dynamic Homes, Inc., 525 Roosevelt Avenue, Detroit Lakes, Minnesota 56501.

Item 2.   Identity and Background
          -----------------------

     The name of the person filing this statement is HCI Investment Company. It is organized under the Business Corporation Code of the Winnebago Tribe of Nebraska. Its principal business is to invest in other corporations. The street address of its principal business and its principal office is One St. Augustine Drive, Highway 77, Winnebago, Nebraska, and its mail address is P.O. Box 390, Winnebago, NE 68071.

     HCI Investment Company is a wholly owned subsidiary of Ho-Chunk, Inc. which is also organized under the Business Corporation Code of the Winnebago Tribe of Nebraska. The principal business of Ho-Chunk, Inc. is that of a holding company, and providing management services to its affiliated corporations. The street address of its principal business and its principal office is also One St. Augustine Drive, Highway 77, Winnebago, Nebraska 68071.

     During the last five years, neither HCI Investment Company nor Ho-Chunk, Inc. has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth on Exhibit A hereto is information regarding each executive officer and director of HCI Investment Company and Ho-Chunk, Inc. None of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, and none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All such persons are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     HCI Investment Company has used working capital funds in the amount of $290,600 to purchase 130,000 share of Common Stock of Dynamic Homes, Inc. HCI Investment Company may formulate a proposal to acquire the business of Dynamic Homes, Inc. as described in Item 4, in a transaction which HCI Investment Company believes would, in effect, result in the purchase from other shareholders for cash of all shares of Common Stock not already owned by HCI Investment Company. HCI Investment Company expects that funds for such transaction, if consummated, would
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                                                             Page 4 of 6 pages

be provided in part by a bank loan to it or to an affiliate formed for such purpose and in part from working capital of HCI Investment Company. However, no specific proposal for any such transaction has yet been formulated, and no purchase price or bank line of credit for any such transaction has yet been established.

Item 4.   Purpose of the Transaction
          --------------------------

     HCI Investment Company has acquired the shares of Common Stock of Dynamic Homes, Inc. for investment, and with a view towards the possible future acquisition of the business of Dynamic Homes, Inc. through merger or otherwise. HCI Investment Company may formulate a proposal to acquire the business of Dynamic Homes, Inc. in a transaction involving the merger of Dynamic Homes, Inc. into HCI Investment Company, or a corporation controlled by HCI Investment Company and organized for such purpose. HCI Investment Company believes that such transaction, if formulated, agreed upon by Dynamic Homes, Inc. and consummated would, in effect, result in the purchase from other shareholders for cash of all shares of Common Stock not already owned by HCI Investment Company. However, no specific proposal for any such transaction has to date been formulated. If HCI Investment Company and/or its affiliate acquired all of the shares of Common Stock of Dynamic Homes, Inc. through merger or otherwise, the Common Stock of Dynamic Homes, Inc. would no longer be a publicly traded; and HCI Investment Company expects in such event that the shareholders of Dynamic Homes, Inc. would be entitled to receive cash for their Common Stock, that HCI Investment Company, as the owner of the outstanding capital stock of the merged businesses, would elect a board of directors comprised of persons nominated by it or them, and that HCI Investment Company would review the present capitalization and dividend policy and business and corporate structure of Dynamic Homes, Inc., in the context of any merger agreement.

     Although, other than as described in this Item, HCI Investment Company does not have any current plans or proposals with respect to Dynamic Homes, Inc. or its shares of Common Stock, it reserves the right to take any and all actions which could include, without limitation, a proxy contest or an acquisition of Dynamic Homes, Inc., alone or in conjunction with others. Considerations relevant to any decision may include then current market and economic conditions, Dynamic Homes, Inc.'s then current or prospective financial performance, the market performance of the Common Stock of Dynamic Homes, Inc. and management's plans, if any, with respect to Dynamic Homes, Inc. HCI Investment Company also may continue to acquire shares of Common Stock and may dispose of shares of Common Stock, from time to time in the open market or otherwise.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) The aggregate number of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 is
         130,000 shares which represents 5.8% of the class of securities identified pursuant to Item 1 (based on the number of securities outstanding as contained in Dynamic Homes, Inc.'s Form 10-Q for the quarter year ended September 30, 1997, its most recently available filing with the Securities and Exchange Commission.)
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                                                             Page 5 of 6 pages

     (b) HCI Investment Inc. has the sole power to vote 130,000 shares and sole power to dispose or to direct the disposition of 130,000 shares.

     (c) HCI Investment Company purchased shares of Common Stock of Dynamic Homes, Inc. within the past sixty (60) days on the following dates and prices per share, all of which were purchases made through a registered broker in transactions reported on NASDAQ:

                 Date          Amount of Shares  Price Per Share
         --------------------  ----------------  ---------------

               9-25-97               20,000           $ 2.18
               10-3-97               30,000            2.375
               10-15-97              10,000             2.25
               10-17-97              10,000             2.25
               10-20-97              10,000             2.25
               10-22-97               7,600             2.25
               10-23-97               2,400             2.25
               10-28-97              10,000             2.21
               11-12-97              10,000             2.09
               11-20-97              20,000             2.10

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------------

    There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of Dynamic Homes, Inc. There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to the securities of Dynamic Homes, Inc. A representative of HCI Investment Company met with the Chief Executive Officer and the President of Dynamic Homes, Inc. October 21, 1997, for informal discussions regarding HCI Investment Company's desire to ultimately acquire the business of Dynamic Homes, Inc., but no contracts, arrangements, understandings or relationships were established between HCI Investment Company and Dynamic Homes, Inc. or any representative of Dynamic Homes, Inc. as a result of such discussions.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

     Exhibit A - Directors and Executive Officers of HCI Investment Company and Ho-Chunk, Inc.
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                                                             Page 6 of 6 pages

Signature
---------


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December 12, 1997



                                 /s/ Lance G. Morgan
                                 --------------------------------------------
                                 Lance G. Morgan, President
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                                  EXHIBIT A


(i)  DIRECTORS AND EXECUTIVE OFFICERS OF HCI INVESTMENT COMPANY

     The name and present principal occupation or employment of the directors and executive officers of HCI Investment Company are set forth below. The business address of each director and executive officer is One St. Augustine Drive, Highway 77, Winnebago, Nebraska with a mail address of Post Office Box 390, Winnebago, NE 68071.

                                        Present Principal
Name and Position                       Occupation or Employment
-----------------                       ------------------------

Lance G. Morgan                         President of HCI Investment Company
Director, Chairman of the Board and     and Ho-Chunk, Inc.
President

Scott Gude                              Secretary of HCI Investment Company
Director, Secretary

Mark A. Hubble                          General Counsel of the Winnebago
Director                                Tribe of Nebraska

(ii) DIRECTORS AND EXECUTIVE OFFICERS OF HO-CHUNK, INC.

     The name, present principal occupation or employment and business address of the directors and executive officers of Ho-Chunk, Inc. are set forth below.

                                Present Principal
Name and Position           Occupation or Employment      Business Address
-------------------------  ---------------------------  --------------------

Victor Bird                Management consultant with   Post Office Box 1018
Director, Chairman of      Wohlenburg & Ritzman         Yankton, SD  57078
the Board                  Company

Lance G. Morgan            President of HCI Investment  Post Office Box 390
President                  Company and Ho-Chunk, Inc.   Winnebago, NE  68071

Kenneth Mallory            Chairman of the Winnebago    Post Office Box 687
Director, Vice Chairman    Tribe of Nebraska            Winnebago, NE  68071
of the Board

Jerome LaPointe            Secretary of the Winnebago   Post Office Box 687
Director                   Tribe of Nebraska            Winnebago, NE  68071

David Smith                Historian of the Winnebago   Post Office Box 687
Director                   Tribe of Nebraska            Winnebago, NE  68071